7 March 2013

Mr. Andrew D. Mew

Accounting Branch Chief

Securities and Exchange Commission

Washington D.C. 20549

RE:

SEC letter to us dated March 6, 2013

Dear Mr. Mew,

In response to your letter are our following responses:

1.

Neither Citadel nor its control shareholder (Gary DeRoos) nor any other control person as defined have any affiliation or common control interest in or with Art to Go, Inc.

2.

The nature of our sports memorabilia includes signed balls, gloves, paintings, portraits, posters, and various other items, in various quantities signed by famous living and deceased baseball, boxing and other major sports stars.

3.

Our valuation report was done by Doty Scott Enterprises, Inc. and their report included the following:

-

valuation of the sports memorabilia items by noting retail prices of exactly the same and/or similar items in commercially available websites, and discounting to wholesale.  Valuation was $4,344,419.

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An inspection and expert valuation was done by Sports and Entertainment Marketing Group (SEMG)

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no recent sales of the items by Art to Go, Inc. existed.

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valuation of our Preferred C shares issued for the items.  Valuation was $4,400,000.

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valuation of the whole enterprise, inclusive of the purchased assets.  Valuation included consideration of multiple traditional approaches with the Market Approach predominant in this case.  Here, the Market Approach considered pricing of comparable small public entities.  Valuation was $2,972,000.

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valuation standards used included:

o

Financial Accounting Standards Board ASC 820 – Fair Value.

o

Internal Revenue Service Revenue Ruling 59-60.

o

Uniform Standards of Professional Appraisal Practice

4.

If fully converted to common stock, the 4,000,000 preferred C shares would be 78.5% of total fully-diluted outstanding shares, but founder and the previously largest shareholder Gary DeRoos still holders a majority voting interest through his ownership of the 1 outstanding share of Series B Preferred Stock.

With this letter, I confirm to you that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Gary DeRoos, CEO